Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Jacobs Solutions Inc. and Jacobs Engineering Group Inc. for the registration of senior debt securities, subordinated debt securities, guarantees, preferred stock, depository shares, and common stock and to the incorporation by reference therein of our reports dated November 20, 2025, with respect to the consolidated financial statements of Jacobs Solutions Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Jacobs Solutions Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended September 26, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

February 2, 2026